Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

April 18, 2017

Letter from Prof. Dr. Aldo Belloni to Deutsche Schutzvereinigung für Wertpapierbesitz e.V.

Prof. Dr. Aldo Belloni
Chief Executive Officer

Ms Daniela Bergdolt
Vice-President of the
Deutsche Schutzvereinigung für
Wertpapierbesitz e.V.
P.O. Box 35 01 63
40443 Düsseldorf

April 18, 2017
Annual General Meeting

Dear Ms Bergdolt,

As agreed I am writing to you again following our personal conversation last Tuesday and our subsequent telephone conversation.

Let me make clear once again to begin with that I sincerely appreciate the open and personally pleasant communication with you, even though we hold different views on a particular issue. It is helpful that you sought the opportunity to talk to us directly instead of choosing the path of clarification by litigation.

It is important to me to avoid the impression that we as the Executive Board of Linde AG want to curtail shareholders' rights in any way or to evade a discussion with our shareholders about the important topic of the proposed combination. The proposed combination with Praxair in respect of which we are in continuing discussions will be implemented in any case even in the event of a positive conclusion only if the overwhelming majority of the Linde shareholders support this combination. If that is not the case, there will be no combination!

The sole question is when and how often the shareholders are to be asked to express their approval or rejection of talks on the proposed combination or on the implementation of such a transaction. You demand a decision to be taken twice: Once in connection with the public takeover offer and before that already by means of a resolution to be adopted at the General Meeting to authorize the Executive Board to hold talks on the combination and to conclude contracts. We believe that the requirement of an acceptance of the exchange offer by a qualified majority of the shareholders would constitute a very clear and in any event sufficient legitimation of the proposed combination.

The legal opinion obtained by us with regard to the question whether the General Meeting must deal with the proposed combination came to a clear conclusion. But I do not even wish to limit my arguments in our conversation to exclusively legal aspects, but wish to also draw attention to the following practical consequences of a shareholders' resolution to authorize the Executive Board to hold talks with Praxair, Inc. on a combination and to take all actions necessary for the purposes of the combination:

•
Should the General Meeting decide instead of the Executive Board on the commencement and conduct of talks about a combination and about the authorization of the Executive Board to conclude a contract, all relevant information required for a profound decision on the substance of the matter would have to be submitted in a comprehensible form to the General Meeting. We as members of the Executive Board gave our attention to the various aspects of the transaction and the consequences for Linde and the various stakeholders already before the commencement of the talks and subsequently also continuously and intensively. Detailed presentations were prepared for this. If the General Meeting is to decide on the conduct of talks, nobody would benefit from a mere gut decision. We would have to prepare a comprehensive report for the General Meeting in order to enable the shareholders, who have so far not examined the details of the transaction, to take a well-founded and well-considered decision. This would naturally lead to further delays. In connection with the exchange offer, comprehensive documents will in any case be prepared at a later point in time, and the shareholders will receive a very extensive written documentary basis for their decision (expected volume of several hundred pages). They can analyse these documents for several weeks and then take an informed decision.

•
Under no circumstances can we make this report accessible in time to our shareholders before the Annual General Meeting on May 10th. The proper publication of the additional item to be included on the agenda as proposed by you now would also no longer be possible at this time. According to section 124(4) German Stock Corporation Act (AktG), no resolution can be adopted at a General Meeting with regard to items not properly published. Your proposal that the General Meeting should vote on the authorization of the Executive Board to conduct talks with Praxair therefore means that an Extraordinary General Meeting would have to be called. This naturally involves more than insignificant costs and logistical difficulties (we must always book a conference hall for our meetings a long time in advance). Surely all this could be arranged somehow. But what is more important is that we would delay the conclusion of binding agreements by at least two months, presumably even much longer. Not only would this delay the transaction on the whole; the period of uncertainty inevitably caused thereby could harbor a genuine transaction risk.

•
If we submit the question of the authorization of the Executive Board to conduct talks on the combination and on the conclusion of contracts with Praxair to the General Meeting for a decision, you know as well as I do that there will be a high risk that a certain group of shareholders will challenge this resolution. If nothing else, this is what the experience with genuine "Holzmüller" resolutions shows. This, too, would represent a further transaction risk. No release procedures would be available for a decision on such an action challenging the resolution; a legal dispute could take several years even if the action was totally unfounded. The right of the Executive Board to conclude a Business Combination Agreement with binding effect for Linde AG, with the consent of the Supervisory Board, would thus "be up in the air" for a longer period of time. Whether our contractual partner would sign a contract in view of litigation challenging the authority of the Executive Board to conclude the contract appears to be doubtful. We should not test our negotiating partner's patience too much.

We do agree that the proposed combination must and should be explained and discussed extensively at the General Meeting. There, the question of any necessary approval of the General Meeting for the Business Combination Agreement can be discussed openly. As I have already mentioned to you, I intend in any case in my speech to extensively discuss the proposed combination. Following our conversation, I decided to extend my comments on this and to also clearly separate them from the general explanations of the course of business. I will therefore deliberately divide up my speech into two parts: One regarding the ordinary course of business in the business year 2016 and the current course of the business, and another one to explain our proposed combination. I would also like to offer you the opportunity to speak immediately as the first speaker after my report and the report of the Chairman of the Supervisory Board. You will naturally be free also to once again express your point of view regarding the involvement of the General Meeting. You shall have whatever time you need for this.

We do differ in our views on a matter of substance. But I do have the impression that you share our basically positive approach to a combination with Praxair. It would be good in my opinion if we could come to an open, fair and objective discussion about all relevant issues at the General Meeting. To this end, I would hope that we will not accuse each other of unfair motives with regard to the aspects on which we disagree. We are far from wanting to curtail the rights of the owners of our company in any nature or manner. I hope that I have succeeded in these talks and also again in this letter in promoting at least a certain degree of understanding for our position.

I look forward to meeting you again on 10 May 2017 and remain until then with kind regards

Yours,
Aldo Belloni

Additional Information and Where to Find It

Should Praxair, Inc. (“Praxair”) and Linde AG (“Linde”) proceed with the proposed business combination transaction, Praxair and Linde expect that a newly formed holding company (“New Holdco”) will file a Registration Statement on Form S-4 or Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and a wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde.  Should Praxair and Linde proceed with the proposed business combination transaction, Praxair and Linde also expect that New Holdco will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). There can be no assurance that a binding definitive agreement will be reached between Praxair and Linde, and the consummation of any binding transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com.  Following approval by the BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Linde’s Web site at www.linde.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations.  The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus if and when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us.  These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions.  These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results.  Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected.  No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved.  Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the entry into, or the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to enter into, or to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the proposed business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 or Form F-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.